SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on September 30, 2008, prepared in summary form

1. Date, Time and Venue: On September 30, 2008, at 4 p.m., in City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19° andar.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1 To approve the amendment of the number of ordinary shares issued by the Company and, consequently, of the amount of the increase of capital deliberated at the Board meeting of July 22, 2008, taking into consideration the limit of the authorized capital and due to the exercise of the options attached to the Call Option Agreements executed by the Company with certain participants, referred to the Company’s existing Stock Option Plans, from 499,992 ordinary shares, at the total issuance price of R$7,592,764.94 TO 499,625 ordinary shares, at the total issuance price of R$7,546,767.41. As a consequence, the capital stock of the Company shall be of R$1,229,517,794.57, divided into 133,087,518 common book-entry shares, with no par value. The shares issued pursuant to the increase of capital described herein shall fully participate in any distribution of dividends and interest on own capital to be declared by the Company.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Chairman of the Meeting: Gary Robert Garrabrant. Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior. Secretary: Fabiana Utrabo Rodrigues.

São Paulo, September 30, 2008.

[Signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.